# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SERVOTRONICS INC /DE/, CIK 0000089140
CUSIP: 817732100
Title of class of securities: Common Stock, par value $0.20 per share
Address of issuer's principal executive offices: 1110 MAPLE ST, ELMA, New York (NY), 14059
Date of event which requires filing of this statement: 05/22/2025
Amends the filing with accession number 0001193125-22-305969
Filed by CIK 0001956975
Persons authorized to receive notices and communications: PAUL L. SNYDER III, BEAVER HOLLOW WELLNESS, LLC, 450 Corporate Parkway, Buffalo, New York (NY), 14226, (716) 316-5964

## Reporting persons
- Beaver Hollow Wellness, LLC (CIK 0001956975): type of reporting person: other (OO); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); source of funds: other (OO), working capital (WC); sole voting power 357,154; shared voting power 0; sole dispositive power 357,154; shared dispositive power 0; aggregate amount beneficially owned 357,154 (14% of the class)
- Founders Software, Inc. (CIK 0001959069): type of reporting person: corporation (CO); citizenship or place of organization: Nevada (NV); does not affirm membership in a group (box b); source of funds: other (OO), working capital (WC); sole voting power 357,154; shared voting power 0; sole dispositive power 357,154; shared dispositive power 0; aggregate amount beneficially owned 357,154 (14% of the class)
- Snyder Paul L. III (CIK 0001958999): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO), working capital (WC); sole voting power 357,154; shared voting power 0; sole dispositive power 357,154; shared dispositive power 0; aggregate amount beneficially owned 357,154 (14% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.20 per share
Name of issuer: SERVOTRONICS INC /DE/
Address of issuer's principal executive offices: 1110 MAPLE ST, ELMA, New York (NY), 14059

## Item 4. Purpose of Transaction
Purpose of transaction: On May 27, 2025, BHW filed an amendment to its Form 144, filed on May 22, 2025, describing its intention to sell up to an additional 148,600 shares of Common Stock.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the Common Stock beneficially owned. The aggregate percentage of the shares of Common Stock reported is based upon 2,556,502 shares of Common Stock issued and outstanding as of April 11, 2025, as reported in the Issuer's Definitive Proxy Statement filed with the Securities and Exchange Commission on April 24, 2025.
Transactions in the class effected during the past sixty days:
Beaver Hollow Wellness, LLC has disposed of the Common Stock in the past sixty days as follows:

(i) May 22, 2025, BHW sold 31,591 shares of Common Stock for the per share price of $37.81 through its securities broker.

## Signatures
- Beaver Hollow Wellness, LLC: /s/ Paul L. Snyder III, Paul L. Snyder III, Chief Executive Officer (05/27/2025)
- Founders Software, Inc.: /s/ Paul L. Snyder III, Paul L. Snyder III, Chairman (05/27/2025)
- Snyder Paul L. III: /s/ Paul L. Snyder III, Paul L. Snyder III (05/27/2025)